Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business/Financial Editors:
           Advantage Announces 1st Quarter Results 2009

           (TSX: AVN.UN, NYSE: AAV)

           CALGARY, May 14 /CNW/ - Advantage Energy Income Fund ("Advantage" or the
"Fund") is pleased to announce its unaudited operating and financial results for the first quarter ended March 31, 2009.

           <<
           Financial and Operating Highlights

                                                         Three months  Three months
                                                             ended         ended
                                                            March 31,     March 31,
                                                              2009          2008
           -------------------------------------------------------------------------
           Financial ($000, except as otherwise
            indicated)

           Revenue before royalties(1)                    $   122,950   $   188,505
             per Trust Unit(2)                            $      0.86   $      1.37
             per boe                                      $     44.64   $     62.52
           Funds from operations                          $    55,591   $    94,618
             per Trust Unit(3)                            $      0.38   $      0.68
             per boe                                      $     20.19   $     31.37
           Distributions declared                         $    17,266   $    50,021
             per Trust Unit(3)                            $      0.12   $      0.36
           Expenditures on property and equipment         $    52,643   $    66,903
           Working capital deficit(4)                     $   128,455   $    35,375
           Bank indebtedness                              $   615,438   $   563,500
           Convertible debentures (face value)            $   214,328   $   224,587
           Trust Units outstanding at end of period (000)     145,203       139,273
           Basic weighted average Trust Units (000)           143,691       137,599
           Operating
           Daily Production
             Natural gas (mcf/d)                              117,968       125,113
             Crude oil and NGLs (bbls/d)                       10,942        12,281
             Total boe/d at 6:1                                30,603        33,133
           Average prices (including hedging)
             Natural gas ($/mcf)                          $      6.52   $      8.23
             Crude oil and NGLs ($/bbl)                   $     54.54   $     84.83

           (1) includes realized derivative gains and losses
           (2) based on basic weighted average Trust Units outstanding
           (3) based on Trust Units outstanding at each distribution record date
           (4) working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, distributions payable, and the current portion of capital lease obligations and convertible debentures

                                  MESSAGE TO UNITHOLDERS

           Montney Development Program at Glacier on-track

           -   For the three month period ended March 31, 2009, the Fund's capital program amounted to $51.9 million net and included the drilling of
               9.6 net (11 gross) wells at a 100% success rate. Total capital spending in the quarter included $40.6 million at Glacier,
               $5.0 million at Martin Creek, and $0.7 million at Nevis.

           -   Glacier capital investment included drilling 3 net (3 gross)
               horizontal wells and 2 net (2 gross) vertical wells during the quarter. Two new Montney horizontal wells were brought on-stream at combined rates of 8 to 10 mmcf/d at the end of January 2009.
               Facilities work involving the expansion of compression facilities and our pipeline gathering system was completed at the end of the quarter and has taken our overall facility capacity to approximately
               25 mmcf/d after commissioning the expansion in the second quarter of
               2009. The remaining Montney wells drilled in 2008 and the first quarter of 2009 will provide sufficient production deliverability to keep the facilities near capacity for the remainder of the year. New wells brought on-stream after March 31, 2009 will qualify for the
               Alberta royalty incentive program which results in a 5% royalty rate for one year or 0.5 bcf of gas production. The development program at
               Glacier is on-track and design work is underway to increase production to 50 mmcf/d in 2010.

           -   At Martin Creek, 3.6 net (4 gross) wells were successfully drilled and have been brought on-stream before the end of the quarter to help offset declines during the remainder of the year. Production is currently at facility capacity.

           -   At Nevis, activity focused on increasing battery capacity and preparatory work for new Wabamun light oil and Horseshoe Canyon coal bed methane wells. This program may be drilled during the remainder of 2009.

           Strong Hedging Program and Operating Cost Reductions Mitigates Lower
           Commodity Prices

           -   Our hedging program contributed a gain of $23.3 million to funds from operations which helped to partially mitigate a significant reduction in commodity prices.

           -   Operating costs for the three months ended March 31, 2009 was
               $13.08 per boe, a decrease of 11% (16% on an absolute cost basis)
               from the fourth quarter of 2008 and a decrease of 2% (11% on an absolute cost basis) when compared to the same period in 2008. An aggressive optimization program through 2008 is beginning to demonstrate positive benefits and we will continue to seek opportunities to further improve our operating cost structure. We also anticipate that service and supply costs may decrease further during the remainder of 2009 due to the reduced activity in the oil and gas industry.

           -   Significantly lower average natural gas and crude oil prices resulted in a 41% decrease in funds from operations to $55.6 million for the first quarter of 2009 as compared to $94.6 million for the same period of 2008. Funds from operations on a per unit basis decreased
               44% to $0.38 per Trust Unit compared to $0.68 per Trust Unit for the three months ended March 31, 2008.

           -   Average daily production for the three months ended March 31, 2009 decreased 3% to 30,603 boe/d compared to the fourth quarter of 2008.
               This decline was due to 1,100 boe/d (73% natural gas) being curtailed since August 2008 at our Lookout Butte property as a result of an ongoing third party facility outage. Cold weather related production issues also impacted production during the month of January 2009.
               Production decreased 8% when compared to the same period of 2008.

           -   Natural gas production for the three months ended March 31, 2009 decreased 6% to 118.0 mmcf/d, compared to 125.1 mmcf/d for the same period of 2008. Crude oil and natural gas liquids production decreased 11% to 10,942 bbls/d compared to 12,281 bbls/d for the three months ended March 31, 2008.

           -   The Fund declared distributions totaling $0.12 per Trust Unit or
               $17.3 million during the three months ended March 31, 2009. On
               March 18, 2009, the Fund announced it would discontinue cash distributions.

           Strong Hedging Program

           -   Advantage's hedging program includes 56% of our net natural gas production hedged for 2009 at an average price of $8.09 per mcf and
               48% hedged for 2010 at an average price of $7.46 per mcf. Crude oil hedges include 46% of our net crude oil production hedged at an average floor price of $69.38 Cdn per bbl and 26% hedged for 2010 at an average price of $67.83 Cdn per bbl. Details on our hedging program are available on our website.

           -   For the remaining three quarters of 2009, Advantage has 54% of our net natural gas hedged at $8.17/mcf.

                                     Approximate
                                  Production Hedged,     Average        Average
           Commodity               Net of Royalties    Floor Price   Ceiling Price
           -------------------------------------------------------------------------

           Natural gas - AECO

             April to June 2009           53%         Cdn$8.17/mcf    Cdn$8.17/mcf
             July to September 2009       54%         Cdn$8.17/mcf    Cdn$8.17/mcf
             October to December 2009     56%         Cdn$8.17/mcf    Cdn$8.17/mcf
             -----------------------------------------------------------------------
             Total 2009                   56%         Cdn$8.09/mcf    Cdn$8.09/mcf
             -----------------------------------------------------------------------
             January to March 2010        62%         Cdn$7.64/mcf    Cdn$7.64/mcf
             April to June 2010           53%         Cdn$7.53/mcf    Cdn$7.53/mcf
             July to September 2010       38%         Cdn$7.27/mcf    Cdn$7.27/mcf
             October to December 2010     38%         Cdn$7.27/mcf    Cdn$7.27/mcf
             -----------------------------------------------------------------------
             Total 2010                   48%         Cdn$7.46/mcf    Cdn$7.46/mcf
             -----------------------------------------------------------------------
             January to March 2011         6%         Cdn$7.25/mcf    Cdn$7.25/mcf
             -----------------------------------------------------------------------

           Crude Oil - WTI

             April to June 2009           48%         Cdn$62.40/bbl   Cdn$69.40/bbl
             July to September 2009       48%         Cdn$62.40/bbl   Cdn$69.40/bbl
             October to December 2009     50%         Cdn$62.40/bbl   Cdn$69.40/bbl
             -----------------------------------------------------------------------
             Total 2009                   46%         Cdn$69.38/bbl   Cdn$74.92/bbl
             -----------------------------------------------------------------------
             January to March 2010        26%         Cdn$62.80/bbl   Cdn$62.80/bbl
             April to June 2010           26%         Cdn$69.50/bbl   Cdn$69.50/bbl
             July to September 2010       26%         Cdn$69.50/bbl   Cdn$69.50/bbl
             October to December 2010     26%         Cdn$69.50/bbl   Cdn$69.50/bbl
             -----------------------------------------------------------------------
             Total 2010                   26%         Cdn$67.83/bbl   Cdn$67.83/bbl
             -----------------------------------------------------------------------

             -----------------------------------------------------------------------
             January to March 2011         9%         Cdn$69.50/bbl   Cdn$69.50/bbl
             -----------------------------------------------------------------------

           Looking Forward

           -   On March 18, 2009, Advantage announced that our Board of Directors had approved conversion to a growth oriented corporation and a strategic asset disposition program to increase financial
               flexibility.

           -   The corporate conversion will be subject to two-thirds Unitholder approval as well as customary court and regulatory approvals, anticipated to be completed on or about June 29, 2009. The conversion will enable Advantage to pursue a business plan that is focused on the development and growth of the Montney natural gas resource play at Glacier.

           -   The Fund has retained advisors to assist with the disposition of properties producing up to 11,900 boe/d of light oil and natural gas properties located in Northeast British Columbia, West Central
               Alberta and Northern Alberta. The net proceeds from these sales or other oil and natural gas property sales will initially be used to reduce outstanding bank debt to improve Advantage's financial flexibility. Advantage may also draw down its credit facilities in the future to redeem certain of the Fund's convertible debentures.
               Proposals are anticipated by mid May 2009 and the selected assets will be available in four distinct packages varying in size from approximately 1,600 to 5,400 boe/d of production.

           -   As another step to increase Advantage's financial flexibility and to focus on development and growth at Glacier, we discontinued payment of cash distributions with the final cash distribution paid on
               March 16, 2009 to unitholders of record as of February 27, 2009.
               Going forward, Advantage does not anticipate paying distributions or dividends and will instead, direct cash flow to capital expenditures and debt repayment.

           -   We will provide updated guidance subsequent to the results of our asset disposition program and our corporate conversion.

           MANAGEMENT'S DISCUSSION & ANALYSIS
           >>

           The following Management's Discussion and Analysis ("MD&A"), dated as of
May 14, 2009, provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage", the "Fund", "us", "we"
or "our") for the three months ended March 31, 2009 and should be read in conjunction with the consolidated financial statements contained within this interim report and the audited financial statements and MD&A for the year ended December 31, 2008. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles
("GAAP") and all references are to Canadian dollars unless otherwise indicated. All per barrel of oil equivalent ("boe") amounts are stated at a conversion rate of six thousand cubic feet of natural gas being equal to one barrel of oil or liquids.

           Non-GAAP Measures

           The Fund discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations, funds from operations per Trust Unit and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance, leverage and provide an indication of the results generated by the Fund's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.
           Funds from operations, as presented, is based on cash provided by operating activities before expenditures on asset retirement and changes in non-cash working capital. Funds from operations per Trust Unit is based on the number of Trust Units outstanding at each distribution record date. Cash netbacks are dependent on the determination of funds from operations and include the primary cash revenues and expenses on a per boe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

           <<
                                                    Three months ended
                                                         March 31
           ($000)                                    2009        2008     % change
           -------------------------------------------------------------------------
           Cash provided by operating activities $   41,879  $   81,593       (49)%
           Expenditures on asset retirement           2,577       4,965       (48)%
           Changes in non-cash working capital       11,135       8,060         38%
           -------------------------------------------------------------------------
           Funds from operations                 $   55,591  $   94,618       (41)%
           -------------------------------------------------------------------------
           >>

           Forward-Looking Information

           This MD&A contains certain forward-looking statements, which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance.
All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue",
"estimate", "expect", "may", "will", "project", "predict", "potential",
"targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.
           In particular, forward-looking statements included in this MD&A include, but are not limited to, statements with respect to average production and projected exit rates; areas of operations; spending and capital budgets;
availability of funds for our capital program; the size of, and future net revenues from, reserves; the focus of capital expenditures; expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; projections of market prices and costs;
the performance characteristics of our properties; our future operating and financial results; capital expenditure programs; supply and demand for oil and natural gas; average royalty rates; and amount of general and administrative expenses. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.
           These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including the effect of acquisitions; changes in general economic, market and business conditions; changes or fluctuations in production levels; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements;
changes to legislation and regulations and how they are interpreted and enforced, changes to investment eligibility or investment criteria; our ability to comply with current and future environmental or other laws; our success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; competition from other producers; the lack of availability of qualified personnel or management; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry and income trusts;
hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; stock market volatility; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties are described in
Advantage's Annual Information Form which is available at www.sedar.com and
www.advantageincome.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.
           With respect to forward-looking statements contained in this MD&A,
Advantage has made assumptions regarding: current commodity prices and royalty regimes; availability of skilled labour; timing and amount of capital expenditures; future exchange rates; the price of oil and natural gas; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; royalty rates and future operating costs.
           Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide Unitholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes.
Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

           Corporate Conversion and Asset Disposition

           On March 18, 2009, we announced that our Board of Directors had approved conversion to a growth oriented corporation and a strategic asset disposition program to increase financial flexibility.
           The corporate conversion will be subject to approval by at least two-thirds of the Fund's Unitholders as well as customary court and regulatory approvals, anticipated to be completed on or about June 29, 2009. The conversion will enable Advantage to pursue a business plan that is focused on the development and growth of the Montney natural gas resource play at
Glacier, Alberta. The conversion will have the added benefit of removing the uncertainty surrounding the upcoming changes in Canadian tax law whereby the government will begin imposing taxes on income trusts on January 1, 2011.
           The Fund has retained advisors to assist with the disposition of properties producing up to 11,900 boe/d of light oil and natural gas properties located in Northeast British Columbia, West Central Alberta and
Northern Alberta. The net proceeds from these sales or other oil and natural gas property sales will initially be used to reduce outstanding bank debt to improve Advantage's financial flexibility. Advantage may also draw down its credit facilities in the future to redeem certain of the Fund's convertible debentures. Proposals are anticipated by mid May 2009 and the selected assets will be available in four distinct packages varying in size from approximately
1,600 to 5,400 boe/d of production.
           As another step to increase Advantage's financial flexibility and to focus on development and growth at Glacier, Advantage has discontinued payment of cash distributions. Going forward, we do not anticipate paying dividends in the immediate future and will instead direct cash flow to capital expenditures and debt repayment.
           Given these business developments, historical operating and financial performance may not be indicative of future performance depending on the magnitude of the asset disposition process and pending approval of the corporate conversion.

           <<
           Overview

                                                    Three months ended
                                                         March 31
                                                     2009        2008     % change
           -------------------------------------------------------------------------
           Cash provided by operating
            activities ($000)                    $   41,879  $   81,593       (49)%
           Funds from operations ($000)          $   55,591  $   94,618       (41)%
             per Trust Unit(1)                   $     0.38  $     0.68       (44)%

           (1) Based on Trust Units outstanding at each distribution record date.
           >>

           Cash provided by operating activities, funds from operations and funds from operations per Trust Unit have decreased significantly for the three months ended March 31, 2009 as compared to the same period of 2008 due to considerably lower revenue. Lower revenue was primarily caused by severely depressed commodity prices and a slight decrease in production. The first quarter of 2009 has seen a worsening of the global recession, which has resulted in drastic reductions in commodity prices from lower demand and perceived excess supply. This challenging environment has continued into the second quarter of 2009.
           The primary factor that causes significant variability of Advantage's cash provided by operating activities, funds from operations, and net income is commodity prices. Refer to the section "Commodity Prices and Marketing" for a more detailed discussion of commodity prices and our price risk management.

           <<
           Distributions

                                                    Three months ended
                                                         March 31
                                                     2009        2008     % change
           -------------------------------------------------------------------------
           Distributions declared ($000)         $   17,266  $   50,021       (65)%
             per Trust Unit(1)                   $     0.12  $     0.36       (67)%

           (1) Based on Trust Units outstanding at each distribution record date.
           >>

           Distributions for the three months ended March 31, 2009 are lower in total and per Trust Unit compared to the same period of 2008 as a result of decreases in the distribution declared per Trust Unit. For the majority of
2008, including the three months ended March 31, 2008, we paid a monthly distribution of $0.12 per Trust Unit and reduced the distribution to $0.08 per
Trust Unit effective for the December 2008 distribution paid in January 2009.
We further reduced the monthly distribution to $0.04 per Trust Unit for the
February 2009 distribution paid in March 2009. As commodity prices weakened throughout these periods, we reduced distributions to more appropriately reflect the current price environment. On March 18, 2009, we announced the discontinuance of future distributions, consistent with our strategy to reduce debt and convert to a growth oriented corporation that will focus capital on our Montney natural gas resource play at Glacier, Alberta. Going forward,
Advantage does not anticipate paying dividends in the immediate future.

           <<
           Revenue

                                                    Three months ended
                                                         March 31
           ($000)                                    2009        2008     % change
           -------------------------------------------------------------------------
           Natural gas excluding hedging         $   56,860  $   89,994       (37)%
           Realized hedging gains                    12,386       3,710        234%
           -------------------------------------------------------------------------
           Natural gas including hedging         $   69,246  $   93,704       (26)%
           -------------------------------------------------------------------------
           Crude oil and NGLs excluding hedging  $   42,744  $   96,104       (56)%
           Realized hedging gains (losses)           10,960      (1,303)     (941)%
           -------------------------------------------------------------------------
           Crude oil and NGLs including hedging  $   53,704  $   94,801       (43)%
           -------------------------------------------------------------------------
           Total revenue                         $  122,950  $  188,505       (35)%
           -------------------------------------------------------------------------
           >>

           Natural gas, crude oil and NGLs revenues, excluding hedging, decreased significantly for the three months ended March 31, 2009, as compared to 2008.
This is primarily the result of lower commodity prices from the ongoing global recession that has reduced demand and increased perceived supply. Realized natural gas prices, excluding hedging, decreased by 32% while realized crude oil and NGL prices, excluding hedging, decreased a substantial 50%. As a result of our commodity price risk management program, we recognized natural gas and crude oil hedging gains of $23.3 million for the three months ended
March 31, 2009. The Fund enters derivative contracts whereby realized hedging gains and losses partially offset commodity price fluctuations, which can positively or negatively impact revenues.

           <<
           Production

                                                    Three months ended
                                                         March 31
                                                     2009        2008     % change
           -------------------------------------------------------------------------
           Natural gas (mcf/d)                      117,968     125,113        (6)%
           Crude oil (bbls/d)                         8,677       9,851       (12)%
           NGLs (bbls/d)                              2,265       2,430        (7)%
           -------------------------------------------------------------------------
           Total (boe/d)                             30,603      33,133        (8)%
           -------------------------------------------------------------------------
           Natural gas (%)                              65%         63%
           Crude oil (%)                                28%         30%
           NGLs (%)                                      7%          7%
           >>

           The Fund's total daily production averaged 30,603 boe/d for the three months ended March 31, 2009, a decrease of 8% from the same period of 2008.
Total daily production for the quarter was 3% lower compared to the fourth quarter of 2008, mainly due to natural declines and a slow recovery from cold weather conditions that caused brief production outages in late December.
Production of 1,100 boe/d at our Lookout Butte property in Southern Alberta remained shut-in during the first quarter by an extended third party facility outage that began in August 2008 at the Waterton gas plant where a significant modification project is underway. Original estimates provided by the third party indicated a potential outage of approximately 55 to 75 days. However, current information now indicates that the gas plant may be down until June 1,
2009. Additionally, we drilled a number of wells during the current quarter but delayed production until after March 31 such that we could benefit from the new 5% Alberta royalty rate available on such wells for the next twelve month period.
           On March 18, 2009, we announced the intention to dispose of properties producing up to 11,900 boe/d of light oil and natural gas properties located in Northeast British Columbia, West Central Alberta and Northern Alberta. The
net proceeds from these sales or other oil and natural gas property sales will initially be used to reduce outstanding bank debt to improve Advantage's financial flexibility. Proposals are anticipated by mid May 2009 and the selected assets will be available in four distinct packages varying in size from approximately 1,600 to 5,400 boe/d of production. Assuming asset sales of approximately 10,000 to 11,900 boe/d of production are completed, we expect production of approximately 20,000 to 22,000 boe/d from a focused asset base
(60% natural gas, 40% oil and natural gas liquids).

           <<
           Commodity Prices and Marketing

           Natural Gas
                                                    Three months ended
                                                         March 31
           ($/mcf)                                   2009        2008     % change
           -------------------------------------------------------------------------
           Realized natural gas prices
             Excluding hedging                   $     5.36  $     7.90       (32)%
             Including hedging                   $     6.52  $     8.23       (21)%
           AECO monthly index                    $     5.64  $     7.13       (21)%
           >>

           Realized natural gas prices, excluding hedging, were significantly lower for the three months ended March 31, 2009 than the same period of 2008 and decreased 25% from the fourth quarter of 2008. The 2007/2008 winter season in
North America caused inventory levels, which had been high prior to winter, to decline to approximately the five-year average resulting in stronger prices during early 2008. However, the second half of 2008 and the first quarter of
2009 experienced significant softening of natural gas prices from higher US domestic natural gas production, mild weather conditions and forecasts, and the ongoing global recession that has impacted demand. These factors have resulted in much higher inventory levels that continue to place considerable downward pressure on natural gas prices. Unfortunately, these conditions have also continued beyond the first quarter of 2009 with AECO gas presently trading at approximately $4.25/GJ. Although we continue to believe in the longer-term pricing fundamentals for natural gas, we are concerned about the current pricing and economic environment that has the potential to extend for a considerable period of time. The global recession could delay the recovery of natural gas pricing longer than anticipated. While the current pricing situation is quite weak, some of the factors that we believe will support stronger future natural gas prices include: (i) significantly less natural gas drilling in Canada and the US projected for 2009, which will reduce productivity to offset declines, (ii) the increasing focus on resource style natural gas wells, which have high initial declines, and which are becoming a larger proportion of the total natural gas supply based in Canada and the US, and (iii) the potential demand for natural gas for the Canadian oil sands projects.

           <<
           Crude Oil and NGLs
                                                    Three months ended
                                                         March 31
           ($/bbl)                                   2009        2008     % change
           -------------------------------------------------------------------------
           Realized crude oil prices
             Excluding hedging                   $    44.94  $    88.15       (49)%
             Including hedging                   $    58.97  $    86.69       (32)%
           Realized NGLs prices
             Excluding hedging                   $    37.54  $    77.25       (51)%
           Realized crude oil and NGL prices
             Excluding hedging                   $    43.41  $    85.99       (50)%
             Including hedging                   $    54.54  $    84.83       (36)%
           WTI ($US/bbl)                         $    43.21  $    97.96       (56)%
           $US/$Canadian exchange rate           $     0.80  $     1.00       (20)%
           >>

           Realized crude oil and NGLs prices, excluding hedging, decreased 50% for the three months ended March 31, 2009, as compared to the same period of 2008 and decreased 19% from the fourth quarter of 2008. Advantage's realized crude oil price may not change to the same extent as WTI, due to changes in the
$US/$Canadian exchange rate, and changes in Canadian crude oil differentials relative to WTI. The price of WTI fluctuates based on worldwide supply and demand fundamentals. There has been significant price volatility experienced over the last several years whereby WTI reached historic high levels in the first half of 2008, followed by a record decline in the latter half of the year, the result of demand destruction brought on by the current global recession. There has been a modest recovery subsequent to the first quarter of
2009, and WTI is currently trading at approximately US$58/bbl. The impact from this decrease in WTI will be somewhat mitigated for Advantage due to the strengthening US dollar relative to the Canadian dollar. As with natural gas, it seems evident that the global recession will likely prolong depressed crude oil prices through the coming year. Regardless of this significant decrease, we believe that the longer-term pricing fundamentals for crude oil remain strong with many factors affecting the continued strength including (i) supply management and supply restrictions by the OPEC cartel, (ii) frequent civil unrest in various crude oil producing countries and regions, (iii) strong relative demand in developing countries, particularly in China and India, and
(iv) production declines and reduced drilling due to the lower price environment.

           Commodity Price Risk

           The Fund's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by economic and, in the case of oil prices, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions, impact prices. Any movement in oil and natural gas prices could have an effect on the Fund's financial condition and performance. As current and future practice, Advantage has established a financial hedging strategy and may manage the risk associated with changes in commodity prices by entering into derivatives. Although these commodity price risk management activities could expose Advantage to losses or gains, entering derivative contracts helps us to stabilize cash flows and ensures that our capital expenditure program is substantially funded by such cash flows. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities.
           We have been active in entering new financial contracts to protect future cash flows and currently the Fund has fixed commodity prices on anticipated production as follows:

           <<
                                      Approximate
                                   Production Hedged,     Average        Average
           Commodity              Net of Royalties(1)   Floor Price   Ceiling Price
           -------------------------------------------------------------------------
           Natural gas - AECO
             April to June 2009            53%          Cdn$8.17/mcf   Cdn$8.17/mcf
             July to September 2009        54%          Cdn$8.17/mcf   Cdn$8.17/mcf
             October to December 2009      56%          Cdn$8.17/mcf   Cdn$8.17/mcf
             -----------------------------------------------------------------------
             Total 2009                    56%          Cdn$8.09/mcf   Cdn$8.09/mcf
             -----------------------------------------------------------------------
             January to March 2010         62%          Cdn$7.64/mcf   Cdn$7.64/mcf
             April to June 2010            53%          Cdn$7.53/mcf   Cdn$7.53/mcf
             July to September 2010        38%          Cdn$7.27/mcf   Cdn$7.27/mcf
             October to December 2010      38%          Cdn$7.27/mcf   Cdn$7.27/mcf
             -----------------------------------------------------------------------
             Total 2010                    48%          Cdn$7.46/mcf   Cdn$7.46/mcf
             -----------------------------------------------------------------------

             January to March 2011          6%          Cdn$7.25/mcf   Cdn$7.25/mcf
             -----------------------------------------------------------------------

           Crude Oil - WTI
             April to June 2009            48%         Cdn$62.40/bbl  Cdn$69.40/bbl
             July to September 2009        48%         Cdn$62.40/bbl  Cdn$69.40/bbl
             October to December 2009      50%         Cdn$62.40/bbl  Cdn$69.40/bbl
             -----------------------------------------------------------------------
             Total 2009                    46%         Cdn$69.38/bbl  Cdn$74.92/bbl
             -----------------------------------------------------------------------
             January to March 2010         26%         Cdn$62.80/bbl  Cdn$62.80/bbl
             April to June 2010            26%         Cdn$69.50/bbl  Cdn$69.50/bbl
             July to September 2010        26%         Cdn$69.50/bbl  Cdn$69.50/bbl
             October to December 2010      26%         Cdn$69.50/bbl  Cdn$69.50/bbl
             -----------------------------------------------------------------------
             Total 2010                    26%         Cdn$67.83/bbl  Cdn$67.83/bbl
             -----------------------------------------------------------------------

             January to March 2011          9%         Cdn$69.50/bbl  Cdn$69.50/bbl
             -----------------------------------------------------------------------
           (1) Approximate production hedged is based on our assumed average production by quarter net of royalty payments; however, this will be impacted by the magnitude of our asset disposition program.
           >>

           For the three month period ended March 31, 2009, we recognized in income a realized derivative gain of $23.3 million (March 31, 2008 - $2.4 million) on settled derivative contracts. As at March 31, 2009, the fair value of the derivatives outstanding and to be settled was a net asset of approximately
$65.4 million (December 31, 2008 - $41.0 million net asset). For the three months ended March 31, 2009, $24.4 million was recognized in income as an unrealized derivative gain (March 31, 2008 - $61.2 million unrealized derivative loss) due to changes in the fair values of these contracts since
December 31, 2008. The valuation of the derivatives is the estimated fair value to settle the contracts as at March 31, 2009 and is based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions. The
Fund does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the consolidated statement of income and comprehensive income as an unrealized derivative gain or loss with a corresponding derivative asset and liability recorded on the balance sheet.
These derivative contracts will settle from April 2009 to January 2011 corresponding to when Advantage will receive revenues from production.

           <<
           Royalties
                                                    Three months ended
                                                         March 31
                                                     2009        2008     % change
           -------------------------------------------------------------------------
           Royalties ($000)                      $   16,080  $   33,881       (53)%
             per boe                             $     5.84  $    11.24       (48)%
           As a percentage of revenue,
            excluding hedging                         16.1%       18.2%      (2.1)%
           >>

           Advantage pays royalties to the owners of mineral rights from which we have leases. The Fund currently has mineral leases with provincial governments, individuals and other companies. Royalties have decreased in total for the three months ended March 31, 2009 compared to the same period of
2008 due to the decrease in revenue from significantly lower commodity prices.
Royalties as a percentage of revenue, excluding hedging, decreased compared to the first quarter of 2008. Effective January 1, 2009, the Alberta Provincial
Government implemented a new royalty framework for conventional oil, natural gas and oil sands and Alberta royalties are now affected by depths and productivity of wells and commodity prices. Given our production profile and the current commodity price environment, our royalty rate has decreased as compared to prior periods. Additionally, our royalties were positively impacted during the current quarter as we received a $1.4 million annual adjustment related to our 2008 Alberta natural gas crown royalties. We expect the royalty rate to be in the range of 17% to 19% for 2009 given the current environment.

           <<
           Operating Costs
                                                    Three months ended
                                                         March 31
                                                     2009        2008     % change
           -------------------------------------------------------------------------
           Operating costs ($000)                $   36,031  $   40,272       (11)%
             per boe                             $    13.08  $    13.36        (2)%
           >>

           Total operating costs decreased 11% for the three months ended March 31,
2009 compared to the first quarter of 2008 which resulted in a reduction in operating costs per boe by 2% for the period. When compared to the fourth quarter of 2008, total operating costs decreased 16% and operating costs per boe decreased by 11%. An aggressive optimization program through 2008 is beginning to demonstrate positive benefits and we will continue to seek opportunities to improve our operating cost structure. We further anticipate that operating costs may decrease in the remainder of 2009 as the slower economy may reduce the cost of services and supplies. In 2009, the Fund also entered into fixed price power hedges whereby 2.0 MW have been hedged at an average fixed price of $63.33/MWh from April to June 2009 and 2.0 MW have been hedged at an average fixed price of $75.43/MWh from March to December 2009.

           <<
           General and Administrative
                                                    Three months ended
                                                         March 31
                                                     2009        2008     % change
           -------------------------------------------------------------------------
           General and administrative expense
            ($000)                               $    7,380  $    7,232          2%
             per boe                             $     2.68  $     2.40         12%
           Employees at March 31                        165         163          1%
           >>

           General and administrative ("G&A") expense for the three months ended
March 31, 2009 was comparable to the three months ended March 31, 2008. Total
G&A for the quarter included the recognition of $1.3 million of unit-based compensation expense related to Restricted Trust Units ("RTUs") granted to employees by the Board of Directors in January 2009. A total of 171,093 Trust
Units were issued to employees for the first one-third of the grant that vested. The remaining two-thirds of the RTUs granted will vest over the subsequent two yearly anniversary dates with corresponding compensation expense recognized over the service period.

           <<
           Management Internalization
                                                    Three months ended
                                                         March 31
                                                     2009        2008     % change
           -------------------------------------------------------------------------
           Management internalization ($000)     $      964  $    2,491       (61)%
             per boe                             $     0.35  $     0.83       (58)%
           >>

           In 2006, the Fund and Advantage Investment Management Ltd. (the
"Manager") reached an agreement to internalize the pre-existing management contract arrangement. As part of the agreement, Advantage agreed to purchase all of the outstanding shares of the Manager pursuant to the terms of the
Arrangement, thereby eliminating the management fee and performance incentive effective April 1, 2006. The Trust Unit consideration issued in exchange for the outstanding shares of the Manager was placed in escrow for a 3-year period and is being deferred and amortized into income as management internalization expense over the specific vesting periods during which employee services are provided. The management internalization is lower for the three months ended
March 31, 2009 compared to the same period of 2008 because one third vested and was paid in June 2007 with an additional one third vested and paid in June
2008.

           <<
           Interest on Bank Indebtedness
                                                    Three months ended
                                                         March 31
                                                     2009        2008     % change
           -------------------------------------------------------------------------
           Interest expense ($000)               $    4,916  $    7,766       (37)%
             per boe                             $     1.78  $     2.58       (31)%
           Average effective interest rate             3.3%        5.6%      (2.3)%
           Bank indebtedness at March 31 ($000)  $  615,438  $  563,500          9%
           >>

           Total interest expense decreased 37% and 31% per boe for the three months ended March 31, 2009 as compared to the three months ended March 31, 2008. The interest expense decrease is the result of lower interest rates as bank lending rates have declined significantly in response to rate reductions enacted by central banks to stimulate the economy. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our Unitholders. Our current credit facilities have been a favorable financing alternative with an effective interest rate of only 3.3%
for the three months ended March 31, 2009. The Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee.

           <<
           Interest and Accretion on Convertible Debentures

                                                    Three months ended
                                                         March 31
                                                     2009        2008     % change
           -------------------------------------------------------------------------
           Interest on convertible debentures
            ($000)                               $    3,969  $    4,187        (5)%
             per boe                             $     1.44  $     1.39          4%
           Accretion on convertible
            debentures ($000)                    $      682  $      720        (5)%
             per boe                             $     0.25  $     0.24          4%
           Convertible debentures maturity
            value at March 31 ($000)             $  214,328  $  224,587        (5)%
           >>

           Interest and accretion on convertible debentures for the three months ended March 31, 2009 has decreased compared to 2008 due to the maturity of the
9.00% and 8.25% debentures occurring on August 1, 2008 and February 1, 2009, respectively. The interest and accretion per boe for the quarter was slightly higher as our production was lower for the three months ended March 31, 2009 compared to the same period of 2008.

           <<
           Depletion, Depreciation and Accretion

                                                    Three months ended
                                                         March 31
                                                     2009        2008     % change
           -------------------------------------------------------------------------
           Depletion, depreciation and
            accretion ($000)                     $   69,922  $   76,880        (9)%
             per boe                             $    25.39  $    25.50           -
           >>

           Depletion and depreciation of fixed assets is provided on the
"unit-of-production" method based on total proved reserves. Accretion represents the increase in the asset retirement obligation liability each reporting period due to the passage of time. The depletion, depreciation and accretion ("DD&A") provision has decreased 9% for the three months ended March
31, 2009 compared to 2008 due to the slightly lower production. On a per boe basis, DD&A has remained constant.

           Taxes

           Current taxes paid or payable for the quarter ended March 31, 2009 amounted to $0.3 million, compared to $0.7 million expensed for the same period of 2008. Current taxes primarily represent Saskatchewan resource surcharge, which is based on the petroleum and natural gas revenues within the province of Saskatchewan.
           Under the Fund's current structure, payments are made between the operating company and the Fund transferring income tax obligations to
Unitholders and as a result no cash income taxes would be paid by the operating company or the Fund prior to 2011. However, the Specified Investment
Flow-Through Entity ("SIFT") tax legislation was enacted on June 22, 2007 altering the tax treatment by subjecting income trusts to a two-tier tax structure, similar to that of corporations, whereby the taxable portion of distributions paid by trusts will be subject to tax at the trust level and at the Unitholder level. The rules are effective for tax years beginning in 2011 for existing publicly-traded trusts. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools.
           On March 12, 2009, the Government of Canada enacted legislation reducing the provincial component of the SIFT tax from 13% to 10%, resulting in a future income tax reduction of approximately $8.9 million for the three months ended March 31, 2009.
           Under Canadian GAAP, the future income tax impact of the planned corporate conversion, which is anticipated to be completed on or about June
29, 2009, is to be recorded in the fiscal period that the conversion occurs.
           For the three months ended March 31, 2009, the Fund recognized a total future income tax reduction of $11.8 million compared to $22.7 million for the same period of 2008. As at March 31, 2009, the Fund had a future income tax liability balance of $44.1 million, compared to $55.9 million at December 31,
2008.

           <<
           Net Income (Loss)
                                                    Three months ended
                                                         March 31
                                                     2009        2008     % change
           -------------------------------------------------------------------------
           Net income (loss) ($000)              $   18,890  $  (24,122)     (178)%
             per Trust Unit  - Basic             $     0.13  $    (0.18)     (172)%
                             - Diluted           $     0.13  $    (0.18)     (172)%
           >>

           Net income for the three months ended March 31, 2009 was $18.9 million, as compared to a net loss of $24.1 million for the three months ended March
31, 2008. Although the first quarter of 2009 presented major challenges relating to the commodity price environment that adversely impacted revenues, we were able to deliver significant results that contributed to our net income. Advantage had implemented a very successful commodity price risk management program that resulted in $23.3 million of realized derivative gains and $24.4 million of unrealized derivative gains. The unrealized gain on derivatives is due to continued poor commodity prices as compared to the prices per the open derivative positions. The recognized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices. The Fund does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the consolidated statement of income and comprehensive income as an unrealized derivative gain or loss with a corresponding derivative asset and liability recorded on the balance sheet.
These derivative contracts will settle from April 2009 to January 2011.
Through ongoing optimization efforts, we were also able to reduce operating costs and plan to continue these positive efforts. We also recognized significant benefits from the lower Alberta royalty rates, reduced interest rates on bank indebtedness, and a future income tax reduction from a lower provincial component of the SIFT tax.

           <<
           Cash Netbacks

                                         Three months ended      Three months ended
                                           March 31, 2009          March 31, 2008
                                         $000      per boe       $000      per boe
           -------------------------------------------------------------------------
           Revenue                    $  99,604   $   36.16   $ 186,098   $   61.72
           Realized gain on
            derivatives                  23,346        8.48       2,407        0.80
           Royalties                    (16,080)      (5.84)    (33,881)     (11.24)
           Operating costs              (36,031)     (13.08)    (40,272)     (13.36)
           -------------------------------------------------------------------------
           Operating                  $  70,839   $   25.72   $ 114,352   $   37.92
           General and
            administrative(1)            (6,083)      (2.21)     (7,093)      (2.35)
           Interest                      (4,916)      (1.78)     (7,766)      (2.58)
           Interest on convertible
            debentures(2)                (3,969)      (1.44)     (4,187)      (1.39)
           Income and capital taxes        (280)      (0.10)       (688)      (0.23)
           -------------------------------------------------------------------------
           Funds from operations
            and cash netbacks         $  55,591   $   20.19   $  94,618   $   31.37
           -------------------------------------------------------------------------
           (1) General and administrative expense excludes non-cash unit-based compensation expense.
           (2) Interest on convertible debentures excludes non-cash accretion expense.
           >>

           Funds from operations and cash netbacks decreased in total and per boe for the quarter ended March 31, 2009 compared to the first quarter of 2008. As compared to the fourth quarter of 2008, cash netbacks decreased 16% from
$23.90 per boe for that period. The lower cash netback in total and per boe is primarily due to much weaker crude oil and natural gas prices that adversely impacted revenue. However, as a result of our successful commodity price risk management program, we were able to recognize significant gains on derivatives. Royalties also decreased during the current quarter as would be expected since they are significantly based on commodity prices. Operating costs, which had increased steadily over the 2008 year, have decreased modestly as we begin to realize benefits from our ongoing optimization efforts. We also realized modest benefits from lower general and administrative expense and interest expense.

           Contractual Obligations and Commitments

           The Fund has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Fund's remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

           <<
                                                    Payments due by period
           ($ millions)                   Total     2009     2010     2011     2012
           -------------------------------------------------------------------------
           Building leases              $   9.4  $   2.9  $   3.9  $   1.5  $   1.1
           Capital leases                   5.7      1.6      2.2      1.9        -
           Pipeline/transportation          4.8      2.3      2.0      0.5        -
           Convertible debentures(1)      214.3     82.1     69.9     62.3        -
           -------------------------------------------------------------------------
           Total contractual
            obligations                 $ 234.2  $  88.9  $  78.0  $  66.2  $   1.1
           -------------------------------------------------------------------------
           (1) As at March 31, 2009, Advantage had $214.3 million convertible debentures outstanding (excluding interest payable during the various debenture terms). Each series of convertible debentures are convertible to Trust Units based on an established conversion price.
               All remaining obligations related to convertible debentures can be settled through the payment of cash or issuance of Trust Units at
               Advantage's option.
           (2) Bank indebtedness of $615.4 million has been excluded from the contractual obligations table as the credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term.

           Liquidity and Capital Resources

           The following table is a summary of the Fund's capitalization structure.

           ($000, except as otherwise indicated)                     March 31, 2009
           -------------------------------------------------------------------------
           Bank indebtedness (long-term)                                $   615,438
           Working capital deficit(1)                                       128,455
           -------------------------------------------------------------------------
           Net debt                                                     $   743,893
           -------------------------------------------------------------------------
           Trust Units outstanding (000)                                    145,203
           Trust Units closing market price ($/Trust Unit)              $      3.07
           -------------------------------------------------------------------------
           Market value                                                 $   445,773
           -------------------------------------------------------------------------
           Convertible debentures maturity value (long-term)            $   132,221
           Capital lease obligations (long term)                              3,612
           -------------------------------------------------------------------------
           Total capitalization                                         $ 1,325,499
           -------------------------------------------------------------------------
           (1) Working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, and the current portion of capital lease obligations and convertible debentures.
           >>

           Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the
Fund is composed of working capital (excluding derivative assets and liabilities), bank indebtedness, convertible debentures, capital lease obligations and Unitholders' equity. Advantage may manage its capital structure by issuing new Trust Units, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, adjusting or discontinuing the amount of monthly distributions, suspending or renewing its distribution reinvestment plan, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of
Directors on an ongoing basis.
           The ongoing global recession has significantly impacted the ability to raise capital although there have been recent signs of improvements. Despite this situation, the Fund continues to generate funds from operations sufficient to fund our operations and a reduced capital program. Management of the Fund's capital structure is facilitated through its financial and operational forecasting processes. The forecast of the Fund's future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the Fund views as critical in the current environment. Selected forecast information is frequently provided to the Board of Directors. This continual financial assessment process further enables the Fund to mitigate risks. The
Fund continues to satisfy all liabilities and commitments as they come due. We have an established $710 million credit facility agreement with a syndicate of financial institutions; the balance of which utilized at March 31, 2009 was
$615.4 million. This facility will be subject for renewal again in June 2009.
The Fund additionally has several convertible debentures that will mature in
2009, whereby we have the option to settle such obligations by cash or through the issuance of Trust Units. Management has budgeted for a capital program of
$100 to $130 million for fiscal 2009, as it is important to bring on additional production to offset natural reserve declines and to grow the Fund.
Management has significantly reduced the capital program from 2008 and will continually monitor our capital expenditures and make adjustments as needed in order to remain self-sufficient within our funds from operations through the foreseeable future.
           The current economic situation has also placed additional pressure on commodity prices. Crude oil has dropped from a historic high in 2008 to approximately US$58/bbl. The impact from the decrease in WTI will be somewhat mitigated for Advantage due to the strengthening US dollar relative to the
Canadian dollar. Natural gas prices that had been improving early in 2008, have now declined due to the ailing economy as well as increased inventory levels from strong injections and mild weather. Natural gas has dropped with
AECO gas presently trading at approximately $4.25/GJ. The outlook for the Fund from prolonged weak commodity prices would be reductions in operating netbacks and funds from operations. Management has partially mitigated this risk through our commodity hedging program but the lower commodity price environment has still had a significant negative impact. In order to strengthen our financial position and balance our cash flows, the monthly distribution has been discontinued to repay debt and focus capital spending on our Montney natural gas resource play.
           In summary, we have implemented a strategy to maximize self sufficiency such that funds from operations will satisfy our capital program, reduce debt, and meet other expenditure requirements. We do not anticipate any problems satisfying obligations as they become due. A successful hedging program was also executed to help protect our funds from operations. As a result, we feel that Advantage has implemented adequate strategies to protect our business as much as possible in this environment. However, as with all companies, we are still exposed to risks as a result of the current economic situation and the potential duration. We continue to closely monitor the possible impact on our business and strategy, and will make adjustments as necessary with prudent management.

           Unitholders' Equity and Convertible Debentures

           Advantage has utilized a combination of Trust Units, convertible debentures and bank debt to finance acquisitions and development activities.
           As at March 31, 2009, the Fund had 145.2 million Trust Units outstanding.
During the three months ended March 31, 2009, 1,263,158 Trust Units were issued as a result of the Premium Distribution(TM), Distribution Reinvestment
and Optional Trust Unit Purchase Plan (the "Plan"), generating $5.2 million reinvested in the Fund and representing an approximate 17% participation rate
(March 31, 2008 - 1,006,673 Trust Units were issued under the Plan, generating
$9.6 million reinvested in the Fund). As at May 14, 2009, Trust Units outstanding have not changed from March 31, 2009.
           At March 31, 2009, the Fund had $214.3 million convertible debentures outstanding that were immediately convertible to 9.2 million Trust Units based on the applicable conversion prices (December 31, 2008 - $219.2 million outstanding and convertible to 9.5 million Trust Units). During the three months ended March 31, 2009, there were no conversions of debentures (March
31, 2008 - $25,000 converted resulting in the issuance of 1,001 Trust Units).
The principal amount of 8.25% convertible debentures matured on February 1,
2009 and the Fund settled the obligation by issuing 946,887 Trust Units. As at
May 14, 2009, the convertible debentures outstanding have not changed from
March 31, 2009. We have $29.8 million of 8.75% debentures that will mature on
June 30, 2009 and $52.3 million of 7.50% debentures that mature on October 1,
2009. These obligations can be settled through the payment of cash or issuance of Trust Units at Advantage's option.

           Bank Indebtedness, Credit Facility and Other Obligations

           At March 31, 2009, Advantage had bank indebtedness outstanding of $615.4 million. Bank indebtedness increased $28.0 million since December 31, 2008 as a significant portion of our 2009 capital expenditure program was incurred during the first quarter. The Fund has a $710 million credit facility agreement consisting of a $690 million extendible revolving loan facility and a $20 million operating loan facility. The current credit facilities are secured by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. As well, the borrowing base for the Fund's credit facilities is determined through utilizing our regular reserve estimates. The banking syndicate thoroughly evaluates the reserve estimates based upon their own commodity price expectations to determine the amount of the borrowing base.
Revision or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base of the Fund. The next annual review is scheduled to occur in June 2009. There can be no assurances that the $710 million credit facility will be renewed at the current borrowing base level given the present commodity price environment. On
March 18, 2009, we announced our intention to dispose of certain assets. The net proceeds from these sales or other oil and natural gas property sales will initially be used to reduce our outstanding bank debt to improve Advantage's financial flexibility.
           Advantage had a working capital deficiency of $128.5 million as at March
31, 2009. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, trade payables and accruals as well as the current portion of capital lease obligations. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital program, commodity price volatility, and seasonal fluctuations. We do not anticipate any problems in meeting future obligations as they become due given the strength of our funds from operations. It is also important to note that working capital is effectively integrated with Advantage's operating credit facility, which assists with the timing of cash flows as required. The increase in our working capital deficiency is due to the additional inclusion of $82.1 million in principal amount of convertible debentures that mature during the remainder of 2009 and are classified as a current liability. We have $29.8 million of 8.75%
debentures that will mature on June 30, 2009 and $52.3 million of 7.50%
debentures that mature on October 1, 2009. Advantage has capital lease obligations on various pieces of equipment used in its operations. The total amount of principal obligation outstanding at March 31, 2009 is $5.3 million, bearing interest at effective rates ranging from 5.5% to 6.7%, and is collateralized by the related equipment. The leases expire at dates ranging from December 2009 to August 2010.

           <<
           Capital Expenditures

                                                               Three months ended
                                                                    March 31
           ($000)                                              2009          2008
           -------------------------------------------------------------------------
           Land and seismic                                $    1,667    $    4,170
           Drilling, completions and workovers                 37,612        36,744
           Well equipping and facilities                       13,297        25,598
           Other                                                   67           391
           -------------------------------------------------------------------------
                                                           $   52,643    $   66,903
           Property dispositions                                 (759)          (91)
           -------------------------------------------------------------------------
           Total capital expenditures                      $   51,884    $   66,812
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           >>

           Advantage's exploitation and development program focuses on areas where past activity has yielded long-life reserves with high cash netbacks. We are very well positioned to selectively exploit the highest value-generating drilling opportunities given the size, strength and diversity of our asset base as evidenced by our success at Glacier, Nevis and Martin Creek. As a result, the Fund has a high level of flexibility to allocate its capital program and ensure a risk-balanced platform of projects. Our preference is to operate a high percentage of our properties such that we can maintain control of capital expenditures, operations and cash flows. Advantage's acquisition strategy has been to acquire long-life properties with strong drilling opportunities while retaining a balance of year round access and risk.
           For the three month period ended March 31, 2009, the Fund spent a net
$51.9 million and drilled a total of 9.6 net (11 gross) wells at a 100%
success rate. Total capital spending in the quarter included $40.6 million at
Glacier, $5.0 million at Martin Creek, and $0.7 million at Nevis. Glacier capital spending included 3 net (3 gross) horizontal wells and 2 net (2 gross)
vertical wells during the quarter. Two new Montney horizontal wells were brought on-stream at combined rates of 8 to 10 mmcf/d at the end of January
2009. Facilities work involving the expansion of compression facilities and our pipeline gathering system was completed at the end of the quarter and has taken our overall facility capacity to 25 mmcf/d after commissioning the expansion in the second quarter of 2009. With the facilities work completed, our Montney wells drilled in the fourth quarter of 2008 and the first quarter of 2009 will utilize all available capacity. The development program at
Glacier is on-track and design work is underway to allow production to be increased to 50 mmcf/d in 2010. Our new wells brought on-stream after March
31, 2009 will qualify for the Alberta royalty incentive program which results in a 5% royalty rate for one year or 0.5 bcf of gas production. At Martin
Creek, 3.6 net (4 gross) wells were drilled and have been brought on-stream before the end of the quarter to help offset declines during the remainder of the year. At Nevis, activity focused on increasing battery capacity and preparatory work for new Wabamun light oil and coal bed methane wells which may be drilled during the remainder of 2009.

           Sources and Uses of Funds

           The following table summarizes the various funding requirements during the three months ended March 31, 2009 and 2008 and the sources of funding to meet those requirements:

           <<
                                                               Three months ended
                                                                    March 31
           ($000)                                              2009          2008
           -------------------------------------------------------------------------
           Sources of funds
             Funds from operations                         $   55,591    $   94,618
             Increase in bank indebtedness                     27,291        16,074
             Property dispositions                                759            91
             Decrease in working capital                            -         2,035
             Units issued, net of costs                             -           (42)
           -------------------------------------------------------------------------
                                                           $   83,641    $  112,776
           -------------------------------------------------------------------------
           Uses of funds
             Expenditures on property and equipment        $   52,643    $   66,903
             Distributions to Unitholders                      23,481        40,302
             Increase in working capital                        4,620             -
             Expenditures on asset retirement                   2,577         4,965
             Reduction of capital lease obligations               320           606
           -------------------------------------------------------------------------
                                                           $   83,641    $  112,776
           -------------------------------------------------------------------------
           >>

           The Fund generated lower funds from operations during the three months ended March 31, 2009 compared to the same period of 2008, due to a sharp decrease in commodity prices. Consequently, our bank indebtedness increased as a result to assist with the timing of first quarter cash flow requirements.
The major use of funds during the first quarter was expenditures on property and equipment whereby we spent approximately 50% of our entire 2009 capital budget. As a result, we will see less capital expenditures over the remainder of the year. Distributions were lower in the first quarter of 2009 as we reduced the distribution level given the current commodity price environment and subsequently suspended all monthly distributions indefinitely, in order to maintain our budgeted capital program including significant investment at our
Glacier Montney natural gas property and to repay bank indebtedness.

           <<
           Quarterly Performance

                                          2009                    2008
           ($000, except as
            otherwise indicated)           Q1          Q4          Q3          Q2
           -------------------------------------------------------------------------
           Daily production
             Natural gas (mcf/d)        117,968     120,694     122,627     123,104
             Crude oil and NGLs
              (bbls/d)                   10,942      11,413      11,980      11,498
             Total (boe/d)               30,603      31,529      32,418      32,015
           Average prices
             Natural gas ($/mcf)
               Excluding hedging     $     5.36  $     7.15  $     8.65  $    10.33
               Including hedging     $     6.52  $     7.61  $     7.55  $     9.18
               AECO monthly index    $     5.64  $     6.79  $     9.27  $     9.35
             Crude oil and NGLs
              ($/bbl)
               Excluding hedging     $    43.41  $    53.65  $   107.96  $   110.15
               Including hedging     $    54.54  $    61.67  $   100.02  $   101.34
               WTI ($US/bbl)         $    43.21  $    58.75  $   118.13  $   124.00
           Total revenues
            (before royalties)       $  122,950  $  149,205  $  195,384  $  208,868
           Net income (loss)         $   18,890  $  (95,477) $  113,391  $  (14,369)
             per Trust Unit
               - basic               $     0.13  $    (0.67) $     0.81  $    (0.10)
               - diluted             $     0.13  $    (0.67) $     0.79  $    (0.10)
           Funds from operations     $   55,591  $   69,370  $   93,345  $  103,754
           Distributions declared    $   17,266  $   45,514  $   50,743  $   50,364

                                          2008                    2007
           ($000, except as
            otherwise indicated)           Q1          Q4          Q3          Q2
           -------------------------------------------------------------------------
           Daily production
             Natural gas (mcf/d)        125,113     128,556     115,991     108,978
             Crude oil and NGLs
              (bbls/d)                   12,281      12,895      10,014       8,952
             Total (boe/d)               33,133      34,321      29,346      27,115
           Average prices
             Natural gas ($/mcf)
               Excluding hedging     $     7.90  $     6.23  $     5.62  $     7.54
               Including hedging     $     8.23  $     6.97  $     6.35  $     7.52
               AECO monthly index    $     7.13  $     6.00  $     5.62  $     7.37
             Crude oil and NGLs
              ($/bbl)
               Excluding hedging     $    85.99  $    73.40  $    69.03  $    61.84
               Including hedging     $    84.83  $    70.40  $    68.51  $    61.93
               WTI ($US/bbl)         $    97.96  $    90.63  $    75.33  $    65.02
           Total revenues
            (before royalties)       $  188,505  $  165,951  $  130,830  $  125,075
           Net income (loss)         $  (24,122) $   13,795  $  (26,202) $    4,531
             per Trust Unit
               - basic               $    (0.18) $     0.10  $    (0.22) $     0.04
               - diluted             $    (0.18) $     0.10  $    (0.22) $     0.04
           Funds from operations     $   94,618  $   80,519  $   62,345  $   62,634
           Distributions declared    $   50,021  $   57,875  $   55,017  $   52,096
           >>

           The table above highlights the Fund's performance for the first quarter of 2009 and also for the preceding seven quarters. Production during the
2006/2007 winter was steady until we experienced a decrease in the second quarter of 2007 due to several facility turnarounds at that time. The Sound acquisition closed on September 5, 2007, and significantly increased production for the third and fourth quarters of 2007. Production has gradually decreased through the first half of 2008 due to natural declines, wet and cold weather delays, and facility turnarounds. Production increased modestly in the third quarter of 2008 as new wells were brought on production and most facility turnarounds were completed. During the fourth quarter of 2008 and the first quarter of 2009, production again decreased as we experienced freezing conditions from early cold weather in December and a slow recovery from such cold weather conditions. An extended third party facility outage has continued
into 2009 and it is expected that the outage will not be completed until June
1, 2009. Financial results, particularly revenues and funds from operations, have increased through to the second quarter of 2008, as both commodity prices and production steadily increased over that timeframe. However, revenues and funds from operations slightly declined in the third quarter of 2008, as commodity prices began to decline in response to the financial crisis that materialized in the fall of 2008. This trend worsened in the fourth quarter, as a full global recession set in, and commodity prices continued on a downward trend. We experienced a net loss in the third quarter of 2007 due to a significant drop in natural gas prices realized at that time, amortization of the management internalization consideration and increased depletion and depreciation expense. Net income increased in the fourth quarter of 2007 due to the full integration of the Sound acquisition and moderately improved commodity prices. Net losses were realized in the first and second quarters of
2008, primarily as a result of significant unrealized losses on commodity derivative contracts for future periods. Commodity price declines in the third quarter of 2008 gave rise to significant unrealized gains on these same derivative contracts, and in turn the Fund reported record high net income. We recognized a considerable net loss in the fourth quarter of 2008, a combined result of falling commodity prices and an impairment of our entire balance of goodwill. In the first quarter of 2009, the global economy showed no clear sign of recovery and commodity prices, particularly natural gas, were weak in comparison to prior quarters. However, Advantage was still able to recognize net income as we recognized both realized and unrealized gains on our derivative contracts and moderately lower expenses, including operating costs.

           Critical Accounting Estimates

           The preparation of financial statements in accordance with GAAP requires
Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Fund's financial results and financial condition.
           Management relies on the estimate of reserves as prepared by the Fund's independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact crude oil and natural gas prices, operating costs, royalty burden changes, and future development costs. Reserve estimates impact net income through depletion and depreciation of fixed assets, the provision for asset retirement costs and related accretion expense, and impairment calculations for fixed assets and goodwill. The reserve estimates are also used to assess the borrowing base for the Fund's credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income and the borrowing base of the Fund.
           Management's process of determining the provision for future income taxes, the provision for asset retirement obligation costs and related accretion expense, and the fair values assigned to any acquired company's assets and liabilities in a business combination is based on estimates. These estimates are significant and can include reserves, future production rates, future crude oil and natural gas prices, future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values and net income.
           In accordance with GAAP, derivative assets and liabilities are recorded at their fair values at the reporting date, with unrealized gains and losses recognized directly into net income and comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time.
As such, the recognized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

           International Financial Reporting Standards ("IFRS")

           In February 2008, the Accounting Standards Board of the Canadian
Institute of Chartered Accountants confirmed that publicly accountable entities will be required to adopt IFRS effective January 1, 2011, including preparation of comparative financial information. Management has engaged its key personnel responsible for financial reporting and developed an overall plan to address IFRS implementation. The initial stage of the plan involved staff training and ongoing education. Key personnel received professional education on IFRS accounting principles and standards, both in general and for the oil and gas industry in particular. Review of changes to IFRS has been incorporated into existing processes of internal control over financial reporting. A preliminary project plan for IFRS implementation has been drafted and will be subject to ongoing revision as there are developments. As well, appropriate operating personnel have been engaged, as necessary, to determine how to implement the requirements of IFRS into the Fund's manual and information systems that collect and process financial data. We expect to have continual discussion with our external and internal auditors throughout the process regarding IFRS and implementation.
           The most significant change identified will be accounting for property, plant and equipment. The Fund, like many Canadian oil and gas reporting issuers, applies the "full cost" concept in accounting for its oil and gas assets. Under full cost, capital expenditures are maintained in a single cost centre for each country, and the cost centre is subject to a single depletion calculation and impairment test. IFRS will require the Fund to make a much more detailed assessment of its oil and gas property, plant and equipment. For depletion and depreciation, the Fund must identify asset components, and determine an appropriate depreciation or depletion method for each component.
With regard to impairment test calculations, we must identify "Cash Generating
Units", which are defined as the smallest group of assets that produce independent cash flows. An impairment test must be performed individually for all cash generating units. The recognition of impairments in a prior year can be reversed subsequently depending on such calculations. It is also important to note that the International Accounting Standards Board ("IASB") is
currently undertaking an extractive industries project, to develop accounting standards specifically for businesses like that of the Fund. However, the project will not be complete prior to IFRS adoption in Canada. We have also identified a number of other areas whereby differences between Canadian GAAP and IFRS are likely to exist for Advantage. However, currently we are concentrating on the accounting for property, plant and equipment and will evaluate these other areas in due course and develop more detailed plans to address the identified issues.

           Disclosure Controls and Internal Controls over Financial Reporting

           Disclosure controls and procedures have been designed to provide reasonable assurance that information required to be disclosed by the Fund is recorded, processed, summarized and reported within the time periods specified under the Canadian securities law. Advantage's Chief Executive Officer and
Chief Financial Officer have concluded, based on their evaluation, that the disclosure controls and procedures as of the end of March 31, 2009, are effective and provide reasonable assurance that material information related to the Fund is made known to them by others within Advantage.
           Advantage's Chief Executive Officer and Chief Financial Officer are
responsible for establishing and maintaining internal controls over financial reporting ("ICFR"). They have, as at the quarter ended March 31, 2009, designed ICFR or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with
Canadian GAAP. The control framework Advantage's officers used to design the
ICFR is the Internal Control - Integrated Framework issued by the Committee of
Sponsoring Organizations.
           Advantage's Chief Executive Officer and Chief Financial Officer are
required to disclose any change in the internal controls over financial reporting that occurred during our most recent interim period that has materially affected, or is reasonably likely to affect, the Fund's internal controls over financial reporting. No material changes in the internal controls were identified during the period ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
           It should be noted that a control system, including Advantage's disclosure and internal controls and procedures, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met and it should be not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

           Outlook

           On March 18, 2009, we announced the intention to dispose of properties producing up to 11,900 boe/d of light oil and natural gas properties located in Northeast British Columbia, West Central Alberta and Northern Alberta. The
net proceeds from these sales or other oil and natural gas property sales will initially be used to reduce outstanding bank debt to improve Advantage's financial flexibility. Proposals are anticipated by mid May 2009 and the selected assets will be available in four distinct packages varying in size from approximately 1,600 to 5,400 boe/d of production. Assuming asset sales of approximately 10,000 to 11,900 boe/d of production are completed, we expect production of approximately 20,000 to 22,000 boe/d from a focused asset base
(60% natural gas, 40% oil and natural gas liquids).
           Industry supply, servicing and maintenance costs increased through much of 2008 driven primarily from higher crude oil and natural gas prices. Also, there were significant increases from electrical power costs, processing fees, steel and chemicals. We initiated an aggressive optimization program in 2008 and are beginning to see benefits in terms of cost reductions and efficiencies. We expect to see some further easing of operating costs as the lower commodity price environment is expected to remain for a sustained period.
           Advantage's funds from operations in 2009 will continue to be impacted by the volatility of crude oil and natural gas prices and the $US/$Canadian exchange rate. Additional hedging has been completed for 2009 and 2010 to stabilize cash flows and ensure that the Fund's capital program is fully funded. Approximately 56% of our natural gas production, net of royalties, is now hedged for the 2009 calendar year at an average fixed price of $8.09/mcf.
Advantage has also hedged 46% of its 2009 crude oil production, net of royalties, at an average floor price of $69.38/bbl. For 2010, we have hedged
48% of our natural gas production, net of royalties, at an average fixed price of $7.46/mcf and 26% of our crude oil production, net of royalties, at an average fixed price of $67.83/bbl.
           We will provide updated guidance subsequent to the results of our asset disposition program and our corporate conversion.
           Looking forward, Advantage's high quality assets combined with a significant unconventional and conventional inventory, strong hedging program and excellent tax pools positions us well to create value growth for our
Unitholders.

           Additional Information

           Additional information relating to Advantage can be found on SEDAR at
www.sedar.com and the Fund's website at www.advantageincome.com. Such other information includes the annual information form, the annual information circular - proxy statement, press releases, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential Unitholders as it discusses a variety of subject matter including the nature of the business, structure of the Fund, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

           May 14, 2009

           <<
                             CONSOLIDATED FINANCIAL STATEMENTS

           Consolidated Balance Sheets
                                                            March 31,   December 31,
           (thousands of dollars)                             2009         2008
           -------------------------------------------------------------------------
                                                           (unaudited)
           Assets
           Current assets
             Accounts receivable                          $    68,149   $    84,689
             Prepaid expenses and deposits                     10,734        11,571
             Derivative asset (note 10)                        66,230        41,472
           -------------------------------------------------------------------------
                                                              145,113       137,732
           Derivative asset (note 10)                          10,835         1,148
           Fixed assets (note 3)                            2,149,751     2,163,866
           -------------------------------------------------------------------------
                                                          $ 2,305,699   $ 2,302,746
           -------------------------------------------------------------------------

           Liabilities
           Current liabilities
             Accounts payable and accrued liabilities     $   124,049   $   146,046
             Distributions payable to Unitholders                   -        11,426
             Current portion of capital lease
              obligations (note 4)                              1,721         1,747
             Current portion of convertible
              debentures (note 5)                              81,568        86,125
             Derivative liability (note 10)                     5,366           611
             Future income taxes                               17,750        11,939
           -------------------------------------------------------------------------
                                                              230,454       257,894
           Derivative liability (note 10)                       6,332         1,039
           Capital lease obligations (note 4)                   3,612         3,906
           Bank indebtedness (note 6)                         612,008       584,717
           Convertible debentures (note 5)                    129,221       128,849
           Asset retirement obligations (note 7)               75,198        73,852
           Future income taxes                                 26,398        43,976
           -------------------------------------------------------------------------
                                                            1,083,223     1,094,233
           -------------------------------------------------------------------------

           Unitholders' Equity
           Unitholders' capital (note 8)                    2,087,858     2,075,877
           Convertible debentures equity component
            (note 5)                                            9,155         9,403
           Contributed surplus (note 8)                           893           287
           Accumulated deficit (note 9)                      (875,430)     (877,054)
           -------------------------------------------------------------------------
                                                            1,222,476     1,208,513
           -------------------------------------------------------------------------
                                                          $ 2,305,699   $ 2,302,746
           -------------------------------------------------------------------------

           Commitments (note 12)

           See accompanying Notes to Consolidated Financial Statements

           Consolidated Statements of Income (Loss), Comprehensive Income (Loss)
           and Accumulated Deficit

                                                         Three months  Three months
                                                            ended         ended
           (thousands of dollars, except for               March 31,     March 31,
            per Trust Unit amounts) (unaudited)              2009          2008
           -------------------------------------------------------------------------

           Revenue
             Petroleum and natural gas                    $    99,604   $   186,098
             Realized gain on derivatives (note 10)            23,346         2,407
             Unrealized gain (loss) on derivatives
              (note 10)                                        24,397       (61,186)
             Royalties                                        (16,080)      (33,881)
           -------------------------------------------------------------------------
                                                              131,267        93,438
           -------------------------------------------------------------------------

           Expenses
             Operating                                         36,031        40,272
             General and administrative                         7,380         7,232
             Management internalization (note 8)                  964         2,491
             Interest                                           4,916         7,766
             Interest and accretion on convertible
              debentures                                        4,651         4,907
             Depletion, depreciation and accretion             69,922        76,880
           -------------------------------------------------------------------------
                                                              123,864       139,548
           -------------------------------------------------------------------------
           Income (loss) before taxes                           7,403       (46,110)
           Future income tax reduction                        (11,767)      (22,676)
           Income and capital taxes                               280           688
           -------------------------------------------------------------------------
                                                              (11,487)      (21,988)
           -------------------------------------------------------------------------
           Net income (loss) and comprehensive
            income (loss)                                      18,890       (24,122)
           Accumulated deficit, beginning of period          (877,054)     (659,835)
           Distributions declared                             (17,266)      (50,021)
           -------------------------------------------------------------------------
           Accumulated deficit, end of period             $  (875,430)  $  (733,978)
           -------------------------------------------------------------------------
           Net income (loss) per Trust Unit (note 8)
             Basic and diluted                            $      0.13   $     (0.18)
           -------------------------------------------------------------------------

           see accompanying Notes to Consolidated Financial Statements

           Consolidated Statements of Cash Flows

                                                         Three months  Three months
                                                            ended         ended
                                                           March 31,     March 31,
           (thousands of dollars) (unaudited)                2009          2008
           -------------------------------------------------------------------------
           Operating Activities
           Net income (loss)                              $    18,890   $   (24,122)
           Add (deduct) items not requiring cash:
             Unrealized loss (gain) on derivatives            (24,397)       61,186
             Unit-based compensation                            1,297           139
             Management internalization                           964         2,491
             Accretion on convertible debentures                  682           720
             Depletion, depreciation and accretion             69,922        76,880
             Future income tax reduction                      (11,767)      (22,676)
           Expenditures on asset retirement                    (2,577)       (4,965)
           Changes in non-cash working capital                (11,135)       (8,060)
           -------------------------------------------------------------------------
           Cash provided by operating activities               41,879        81,593
           -------------------------------------------------------------------------
           Financing Activities
           Units issued, net of costs                               -           (42)
           Increase in bank indebtedness                       27,291        16,074
           Reduction of capital lease obligations                (320)         (606)
           Distributions to Unitholders                       (23,481)      (40,302)
           -------------------------------------------------------------------------
           Cash provided by (used in) financing
            activities                                          3,490       (24,876)
           -------------------------------------------------------------------------
           Investing Activities
           Expenditures on property and equipment             (52,643)      (66,903)
           Property dispositions                                  759            91
           Changes in non-cash working capital                  6,515        10,095
           -------------------------------------------------------------------------
           Cash used in investing activities                  (45,369)      (56,717)
           -------------------------------------------------------------------------
           Net change in cash                                       -             -
           Cash, beginning of period                                -             -
           -------------------------------------------------------------------------
           Cash, end of period                            $         -   $         -
           -------------------------------------------------------------------------
           Supplementary Cash Flow Information
             Interest paid                                $     8,247   $     8,566
             Taxes paid                                   $       375   $       154

           see accompanying Notes to Consolidated Financial Statements

                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           March 31, 2009 (unaudited)

           All tabular amounts in thousands except as otherwise indicated.

           The interim consolidated financial statements of Advantage Energy Income
           Fund ("Advantage" or the "Fund") have been prepared by management in accordance with Canadian generally accepted accounting principles
           ("GAAP") using the same accounting policies as those set out in note 2 to the consolidated financial statements for the year ended December 31,
           2008, except as described below. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the year ended December 31, 2008 as set out in Advantage's Annual Report.

           1.  Business and Structure of the Fund

               Advantage was formed on May 23, 2001 as a result of a plan of arrangement. For Canadian tax purposes, Advantage is an open-ended unincorporated mutual fund trust created under the laws of the
               Province of Alberta pursuant to a Trust Indenture originally dated
               April 17, 2001, and as occasionally amended, between Advantage Oil &
               Gas Ltd. ("AOG") and Computershare Trust Company of Canada, as
               trustee. The Fund commenced operations on May 24, 2001. The beneficiaries of the Fund are the holders of the Trust Units (the
               "Unitholders").

               The principal undertaking of the Fund is to indirectly acquire and hold interests in petroleum and natural gas properties and assets related thereto. The business of the Fund is carried on by its wholly-owned subsidiary, AOG. The Fund's primary assets are currently the common shares of AOG, a royalty in the producing properties of
               AOG (the "AOG Royalty") and notes of AOG (the "AOG Notes"). The
               Fund's strategy, through AOG, is to minimize exposure to exploration risk while focusing on growth through acquisitions and development of producing crude oil and natural gas properties.

               The original purpose of the Fund was to distribute available cash flow to Unitholders on a monthly basis in accordance with the terms of the Trust Indenture. The Fund's available cash flow includes principal repayments and interest income earned from the AOG Notes, royalty income earned from the AOG Royalty, and any dividends declared on the common shares of AOG less any expenses of the Fund including interest on convertible debentures. Cash received on the
               AOG Notes, AOG Royalty and common shares of AOG result in the effective transfer of the economic interest in the properties of AOG to the Fund. However, while the royalty is a contractual interest in the properties owned by AOG, it does not confer ownership in the underlying resource properties. Any distributions from the Fund to
               Unitholders are entirely discretionary and are determined by
               Management and the Board of Directors. We closely monitor our distribution policy considering forecasted cash flows, optimal debt levels, capital spending activity, taxability to Unitholders, working capital requirements, and other potential cash expenditures.
               Distributions are based on the cash available after retaining a portion to meet such spending requirements. The level of
               distributions are primarily determined by cash flows received from the production of oil and natural gas from existing Canadian resource properties and are highly dependent upon our success in exploiting the current reserve base and acquiring additional reserves.
               Furthermore, monthly distributions we pay to Unitholders are highly dependent upon the prices received for such oil and natural gas production.

               On March 18, 2009, Advantage announced the Board of Directors had approved conversion to a growth oriented corporation and a strategic asset disposition program combined with suspension of the monthly distribution to increase financial flexibility. The corporate conversion will be subject to approval by at least two-thirds of the
               Fund's Unitholders as well as customary court and regulatory approvals, anticipated to be completed on or about June 29, 2009. The conversion will enable Advantage to pursue a business plan that is focused on the development and growth of the Montney natural gas resource play at Glacier, Alberta. The Fund has engaged an advisory firm to assist in the disposal of light oil and natural gas properties located in Northeast British Columbia, West Central
               Alberta and Northern Alberta with proposals anticipated by mid May
               2009. Going forward, Advantage does not anticipate paying dividends in the immediate future and will instead direct cash flow to capital expenditures and debt repayment.

           2.  Changes in Accounting Policies

               (a) Goodwill and intangible assets

               In February 2008, the Canadian Institute of Chartered Accountants
               ("CICA") issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and
               Section 3450, Research and Development Costs. The new Section became effective January 1, 2009. Management has implemented the new Section and there was no impact for the financial statements of the Fund.

               (b) Recent accounting pronouncements issued but not implemented

                   (i) International Financial Reporting Standards ("IFRS")

                   In February 2008, the CICA Accounting Standards Board confirmed that IFRS will replace Canadian GAAP effective January 1, 2011 for publicly accountable enterprises. Management is currently evaluating the effects of all current and pending pronouncements of the International Accounting Standards Board on the financial statements of the Fund, and has developed a plan for
                   implementation.

               (c) Comparative figures

               Certain comparative figures have been reclassified to conform to the current period presentation.

           3.  Fixed Assets

                                                         Accumulated
                                                        Depletion and     Net Book
               March 31, 2009                   Cost     Depreciation       Value
               ---------------------------------------------------------------------
               Petroleum and natural gas
                properties                  $ 3,354,098   $ 1,208,966   $ 2,145,132
               Furniture and equipment           11,638         7,019         4,619
               ---------------------------------------------------------------------
                                            $ 3,365,736   $ 1,215,985   $ 2,149,751
               ---------------------------------------------------------------------

                                                         Accumulated
                                                        Depletion and     Net Book
               December 31, 2008                Cost     Depreciation       Value
               ---------------------------------------------------------------------
               Petroleum and natural gas
                properties                  $ 3,299,657   $ 1,140,710   $ 2,158,947
               Furniture and equipment           11,572         6,653         4,919
               ---------------------------------------------------------------------
                                            $ 3,311,229   $ 1,147,363   $ 2,163,866
               ---------------------------------------------------------------------

           4.  Capital Lease Obligations

               The Fund has capital leases on a variety of fixed assets. Future minimum lease payments at March 31, 2009 consist of the following:

               2009                         $     1,640
               2010                               2,200
               2011                               1,925
               -----------------------------------------
                                                  5,765
               Less amounts representing
                interest                           (432)
               -----------------------------------------
                                                  5,333
               Current portion                   (1,721)
               -----------------------------------------
                                            $     3,612
               -----------------------------------------

           5.  Convertible Debentures

               The balance of debentures outstanding at March 31, 2009 and changes in the liability and equity components during the three months ended
               March 31, 2009 are as follows:

                                          8.25%       8.75%       7.50%
               ---------------------------------------------------------
               Trading symbol           AVN.DBB     AVN.DBF     AVN.DBC
               Debentures outstanding $       -   $  29,839   $  52,268
               ---------------------------------------------------------
               Liability component:
                 Balance at
                  December 31, 2008   $   4,859   $  29,687   $  51,579
                 Accretion of discount        8          75         227
                 Matured                 (4,867)          -           -
               ---------------------------------------------------------
                 Balance at
                  March 31, 2009      $       -   $  29,762   $  51,806
               ---------------------------------------------------------

               Equity component:
                 Balance at
                  December 31, 2008   $     248   $     852   $   2,248
                 Expired                   (248)          -           -
               ---------------------------------------------------------
                 Balance at
                  March 31, 2009      $       -   $     852   $   2,248
               ---------------------------------------------------------

                                          6.50%       7.75%       8.00%       Total
               ---------------------------------------------------------------------
               Trading symbol           AVN.DBE     AVN.DBD     AVN.DBG
               Debentures outstanding $  69,927   $  46,766   $  15,528   $ 214,328
               ---------------------------------------------------------------------
               Liability component:
                 Balance at
                  December 31, 2008   $  68,807   $  44,964   $  15,078   $ 214,974
                 Accretion of discount      184         150          38         682
                 Matured                      -           -           -      (4,867)
               ---------------------------------------------------------------------
                 Balance at
                  March 31, 2009      $  68,991   $  45,114   $  15,116   $ 210,789
               ---------------------------------------------------------------------
               Equity component:
                 Balance at
                  December 31, 2008   $   2,971   $   2,286   $     798   $   9,403
                 Expired                      -           -           -        (248)
               ---------------------------------------------------------------------
                 Balance at
                  March 31, 2009      $   2,971   $   2,286   $     798   $   9,155
               ---------------------------------------------------------------------

               During the three months ended March 31, 2009, there were no convertible debenture conversions (March 31, 2008 - $25,000 converted resulting in the issuance of 1,001 Trust Units).

               The principal amount of 8.25% convertible debentures matured on
               February 1, 2009 and the Fund settled the obligation by issuing
               946,887 Trust Units.

           6.  Bank Indebtedness

                                                             March 31,  December 31,
                                                               2009        2008
               ---------------------------------------------------------------------
               Revolving credit facility                  $   615,438   $   587,404
               Discount on Bankers Acceptances                 (3,430)       (2,687)
               ---------------------------------------------------------------------
               Balance, end of period                     $   612,008   $   584,717
               ---------------------------------------------------------------------

               Advantage has a credit facility agreement with a syndicate of financial institutions which provides for a $690 million extendible revolving loan facility and a $20 million operating loan facility.
               The loan's interest rate is based on either prime, US base rate,
               LIBOR or bankers' acceptance rates, at the Fund's option, subject to certain basis point or stamping fee adjustments ranging from 0.00% to
               1.50% depending on the Fund's debt to cash flow ratio. The credit facilities are collateralized by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. The credit facilities are subject to review on an annual basis with the next renewal due in June 2009. Various borrowing options are available under the credit facilities, including prime rate-based advances, US base rate advances, US dollar LIBOR advances and bankers' acceptances loans. The credit facilities constitute a revolving facility for a
               364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the principal payable at the end of such two year term. The credit facilities contain standard commercial covenants for facilities of this nature. The only financial covenant is a requirement for AOG to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four quarter basis.
               The credit facilities also prohibit the Fund from entering into any derivative contract where the term of such contract exceeds two years or the aggregate of such contracts hedge greater than 60% of the
               Fund's estimated oil and gas production. Breach of any covenant will result in an event of default in which case AOG has 20 days to remedy such default. If the default is not remedied or waived, and if required by the majority of lenders, the administrative agent of the lenders has the option to declare all obligations of AOG under the credit facilities to be immediately due and payable without further demand, presentation, protest, or notice of any kind. Distributions by AOG to the Fund (and effectively by the Fund to Unitholders) are subordinated to the repayment of any amounts owing under the credit facilities. Distributions to Unitholders are not permitted if the
               Fund is in default of such credit facilities or if the amount of the
               Fund's outstanding indebtedness under such facilities exceeds the then existing current borrowing base. Interest payments under the debentures are also subordinated to indebtedness under the credit facilities and payments under the debentures are similarly restricted. For the three months ended March 31, 2009, the effective interest rate on the outstanding amounts under the facility was approximately 3.3% (March 31, 2008 - 5.6%).

           7.  Asset Retirement Obligations

               A reconciliation of the asset retirement obligations is provided below:

                                                         Three months
                                                            ended       Year ended
                                                           March 31,    December 31,
                                                             2009          2008
               ---------------------------------------------------------------------
               Balance, beginning of period               $    73,852   $    60,835
               Accretion expense                                1,300         4,186
               Liabilities incurred                               340         1,526
               Change in estimates                              2,283        16,564
               Liabilities settled                             (2,577)       (9,259)
               ---------------------------------------------------------------------
               Balance, end of period                     $    75,198   $    73,852
               ---------------------------------------------------------------------

           8.  Unitholders' Equity

               (a) Unitholders' capital

                   (i)  Authorized

                        Unlimited number of voting Trust Units

                   (ii) Issued

                                                      Number of Units      Amount
               ---------------------------------------------------------------------
               Balance at December 31, 2008               142,824,854   $ 2,077,760
               Distribution reinvestment plan               1,263,158         5,211
               Issued on maturity of debentures               946,887         4,867
               Issued pursuant to Restricted
                Trust Unit Plan                               171,093           939
               Management internalization forfeitures          (3,155)          (65)
               ---------------------------------------------------------------------
                                                          145,202,837   $ 2,088,712
               ---------------------------------------------------------------------
               Management internalization escrowed
                Trust Units                                                    (854)
               ---------------------------------------------------------------------
               Balance at March 31, 2009                                $ 2,087,858
               ---------------------------------------------------------------------

               On June 23, 2006, Advantage internalized the external management contract structure and eliminated all related fees for total original consideration of 1,933,208 Advantage Trust Units initially valued at
               $39.1 million and subject to escrow provisions over a 3-year period, vesting one-third each year beginning June 23, 2007. For the three months ended March 31, 2009, a total of 3,155 Trust Units issued for the management internalization were forfeited (March 31, 2008 - 4,193
               Trust Units) and $1.0 million has been recognized as management internalization expense (March 31, 2008 - $2.5 million). As at
               March 31, 2009, 529,854 Trust Units remain held in escrow
               (December 31, 2008 - 564,612 Trust Units).

               During the three months ended March 31, 2009, 1,263,158 Trust Units
               (March 31, 2008 - 1,006,673 Trust Units) were issued under the
               Premium Distribution(TM), Distribution Reinvestment and Optional
               Trust Unit Purchase Plan, generating $5.2 million (March 31, 2008 -
               $9.6 million) reinvested in the Fund.

               The principal amount of 8.25% convertible debentures matured on
               February 1, 2009 and the Fund settled the obligation by issuing
               946,887 Trust Units.

               (b) Contributed surplus

                                                         Three months
                                                            ended       Year ended
                                                           March 31,    December 31,
                                                             2009          2008
               ---------------------------------------------------------------------
               Balance, beginning of period               $       287   $     2,005
               Unit-based compensation                            358        (1,256)
               Expiration of convertible debentures
                equity component                                  248           229
               Exercise of Trust Unit Rights                        -          (691)
               ---------------------------------------------------------------------
               Balance, end of period                     $       893   $       287
               ---------------------------------------------------------------------

               (c) Unit-based compensation

               Advantage's current employee compensation includes a Restricted Trust
               Unit Plan, as approved by the Unitholders on June 23, 2006. The purpose of the long-term compensation plan is to retain and attract employees, to reward and encourage performance, and to focus employees on operating and financial performance that results in lasting Unitholder return.

               Although Advantage experienced a negative return for the 2008 year, the approved peer group also experienced likewise negative returns.
               As a result, Advantage's 2008 annual return was within the top two-thirds of the approved peer group and the Board of Directors granted Restricted Trust Units ("RTUs") at their discretion. The RTUs were deemed to be granted at January 15, 2009 and was valued at
               $3.8 million to be issued in Trust Units at $5.49 per Trust Unit.
               Unit-based compensation expense of $1.3 million has been included in general and administration expense for the period ended March 31,
               2009 and 171,093 Trust Units were issued to employees in January 2009 for the first one-third of the grant that vested. The remaining two-thirds of the RTUs granted will vest over the subsequent two yearly anniversary dates with corresponding compensation expense recognized over the service period. Since implementing the Plan in
               2006, the grant thresholds have not been previously met, and there have been no RTU grants made during prior years and no related compensation expense has been recognized.

               (d) Net income (loss) per Trust Unit

               The calculation of basic and diluted net income (loss) per Trust Unit are derived from both income (loss) available to Unitholders and weighted average Trust Units outstanding calculated as follows:

                                                         Three months  Three months
                                                            ended         ended
                                                           March 31,     March 31,
                                                             2009          2008
               ---------------------------------------------------------------------
               Income (loss) available to Unitholders
                 Basic and diluted                        $    18,890   $   (24,122)
               ---------------------------------------------------------------------

               Weighted average Trust Units outstanding
                 Basic                                    143,691,270   137,599,070
                 Management Internalization                   302,058             -
               ---------------------------------------------------------------------
                 Diluted                                  143,993,328   137,599,070
               ---------------------------------------------------------------------

               The calculation of diluted net income per Trust Unit excludes all series of convertible debentures for the three months ended March 31,
               2009 and 2008 as the impact would be anti-dilutive. Total weighted average Trust Units issuable in exchange for the convertible debentures and excluded from the diluted net income per Trust Unit calculation for the three months ended March 31, 2009 were 9,335,706
               (March 31, 2008 - 9,846,967). As at March 31, 2009, the total convertible debentures outstanding were immediately convertible to
               9,234,106 Trust Units (March 31, 2008 - 9,846,252).

               Escrowed RTUs granted in January 2009 have been excluded from the calculation of diluted net income per Trust Unit for the three months ended March 31, 2009, as the impact would have been anti-dilutive.
               Total weighted average Trust Units issuable in exchange for the RTUs and excluded from the diluted net income per Trust Unit calculation for the three months ended March 31, 2009 was 542,807.

               Management Internalization escrowed Trust Units have been excluded from the calculation of diluted net income per Trust Unit for the three months ended March 31, 2008, as the impact would have been anti-dilutive. Total weighted average Trust Units issuable in exchange for the Management Internalization escrowed Trust Units and excluded from the diluted net income per Trust Unit calculation for the three months ended March 31, 2008 was 559,073.

           9.  Accumulated Deficit

               Accumulated deficit consists of accumulated income and accumulated distributions for the Fund since inception as follows:

                                                             March 31,  December 31,
                                                               2009        2008
               ---------------------------------------------------------------------
               Accumulated Income                         $   218,301   $   199,411
               Accumulated Distributions                   (1,093,731)   (1,076,465)
               ---------------------------------------------------------------------
               Accumulated Deficit                        $  (875,430)  $  (877,054)
               ---------------------------------------------------------------------

               For the three months ended March 31, 2009 the Fund declared
               $17.3 million in distributions representing $0.12 per Trust Unit
               (March 31, 2008 - $50.0 million in distributions representing $0.36 per Trust Unit).

           10. Financial Instruments

               Financial instruments of the Fund include accounts receivable, deposits, accounts payable and accrued liabilities, distributions payable to Unitholders, bank indebtedness, convertible debentures and derivative assets and liabilities.

               Accounts receivable and deposits are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities, distributions payable to Unitholders and bank indebtedness are all classified as other liabilities and similarly measured at amortized cost. As at March 31, 2009, there were no significant differences between the carrying amounts reported on the balance sheet and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

               The Fund has convertible debenture obligations outstanding, of which the liability component has been classified as other liabilities and measured at amortized cost. The convertible debentures have different fixed terms and interest rates (note 5) resulting in fair values that will vary over time as market conditions change. As at March 31,
               2009, the estimated fair value of the total outstanding convertible debenture obligation was $180.1 million (December 31, 2008 -
               $191.2 million). The fair value of convertible debentures was determined based on the public trading activity of such debentures.

               Advantage has an established strategy to manage the risk associated with changes in commodity prices by entering into derivatives, which are recorded at fair value as derivative assets and liabilities with gains and losses recognized through earnings. As the fair value of the contracts varies with commodity prices, they give rise to financial assets and liabilities. The fair values of the derivatives are determined through valuation models completed internally and by third parties. Various assumptions based on current market information were used in these valuations, including settled forward commodity prices, interest rates, foreign exchange rates, volatility and other relevant factors. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

               Credit Risk

               Accounts receivable, deposits, and derivative assets are subject to credit risk exposure and the carrying values reflect Management's assessment of the associated maximum exposure to such credit risk.
               Advantage mitigates such credit risk by closely monitoring significant counterparties and dealing with a broad selection of partners that diversify risk within the sector. The Fund's deposits are primarily due from the Alberta Provincial government and are viewed by Management as having minimal associated credit risk. To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Fund only enters into derivative contracts with major national banks and international energy firms to further mitigate associated credit risk.

               Substantially all of the Fund's accounts receivable are due from customers and joint operation partners concentrated in the Canadian oil and gas industry. As such, accounts receivable are subject to normal industry credit risks. As at March 31, 2009, $11.5 million or
               17% of accounts receivable are outstanding for 90 days or more
               (December 31, 2008 - $14.2 million or 17% of accounts receivable).
               The Fund believes that the entire balance is collectible, and in some instances we have the ability to mitigate risk through withholding production or offsetting payables with the same parties. Accordingly, management has not provided for an allowance for doubtful accounts at
               March 31, 2009.

               Liquidity Risk

               The Fund is subject to liquidity risk attributed from accounts payable and accrued liabilities, distributions payable to
               Unitholders, bank indebtedness, convertible debentures, and derivative liabilities. Accounts payable and accrued liabilities, distributions payable to Unitholders and derivative liabilities are primarily due within one year of the balance sheet date and Advantage does not anticipate any problems in satisfying the obligations due to the strength of cash provided by operating activities and the existing credit facility. The Fund's bank indebtedness is subject to a $710 million credit facility agreement. Although the credit facility is a source of liquidity risk, the facility also mitigates liquidity risk by enabling Advantage to manage interim cash flow fluctuations. The credit facility constitutes a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the principal payable at the end of such two year term. The terms of the credit facility are such that it provides Advantage adequate flexibility to evaluate and assess liquidity issues if and when they arise. Additionally, the Fund regularly monitors liquidity related to obligations by evaluating forecasted cash flows, optimal debt levels, capital spending activity, working capital requirements, and other potential cash expenditures. This continual financial assessment process further enables the Fund to mitigate liquidity risk.

               Advantage has several series of convertible debentures outstanding that mature from 2009 to 2011 (note 5). Interest payments are made semi-annually with excess cash provided by operating activities. As the debentures become due, the Fund can satisfy the obligations in cash or issue Trust Units at a price determined in the applicable debenture agreements. This settlement alternative allows the Fund to adequately manage liquidity, plan available cash resources and implement an optimal capital structure.

               To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to liquidity risk as derivative liabilities become due. While the Fund has elected not to follow hedge accounting, derivative instruments are not entered for speculative purposes and Management closely monitors existing commodity risk exposures. As such, liquidity risk is mitigated since any losses actually realized are subsidized by increased cash flows realized from the higher commodity price environment.

               The timing of cash outflows relating to financial liabilities are as follows:

                                      Less than    One to      Four to
                                       one year three years  five years  Thereafter
               ---------------------------------------------------------------------
               Accounts payable and
                accrued liabilities   $ 124,049   $       -   $       -   $       -
               Derivative liabilities     5,366       6,332           -           -
               Bank indebtedness
                 - principal                  -     615,438           -           -
                 - interest              11,759      23,518           -           -
               Convertible debentures
                 - principal             82,107     132,221           -           -
                 - interest              14,637      12,005           -           -
               ---------------------------------------------------------------------
                                      $ 237,918   $ 789,514   $       -   $       -
               ---------------------------------------------------------------------

               The Fund's bank indebtedness does not have specific maturity dates.
               It is governed by a credit facility agreement with a syndicate of financial institutions (note 6). Under the terms of the agreement, the facility is reviewed annually, with the next review scheduled in
               June 2009. The facility is revolving, and is extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facility is converted at that time into a two year term facility, with the principal payable at the end of such two year term. Management fully expects that the facility will be extended at each annual review.

               Interest Rate Risk

               The Fund is exposed to interest rate risk to the extent that bank indebtedness is at a floating rate of interest and the Fund's maximum exposure to interest rate risk is based on the effective interest rate and the current carrying value of the bank indebtedness. The
               Fund monitors the interest rate markets to ensure that appropriate steps can be taken if interest rate volatility compromises the Fund's cash flows. A 1% increase in interest rates for the three months ended March 31, 2009 could have decreased net income by approximately
               $1.0 million for that period.

               Price and Currency Risk

               Advantage's derivative assets and liabilities are subject to both price and currency risks as their fair values are based on assumptions including forward commodity prices and foreign exchange rates. The Fund enters derivative financial instruments to manage commodity price risk exposure relative to actual commodity production and does not utilize derivative instruments for speculative purposes.
               Changes in the price assumptions can have a significant effect on the fair value of the derivative assets and liabilities and thereby impact net income. It is estimated that a 10% change in the forward natural gas prices used to calculate the fair value of the natural gas derivatives at March 31, 2009 could impact net income by approximately $12.3 million for the three months ended March 31,
               2009. As well, a change of 10% in the forward crude oil prices used to calculate the fair value of the crude oil derivatives at March 31,
               2009 could impact net income by $8.7 million for the three months ended March 31, 2009. A change of 10% in the forward power prices used to calculate the fair value of the power derivatives at
               March 31, 2009 could impact net income by $0.1 million for the three months ended March 31, 2009. A similar change in the currency rate assumption underlying the derivatives fair value does not have a material impact on net income.

               As at March 31, 2009 the Fund had the following derivatives in place:

           Description of
            Derivative         Term           Volume                  Average Price
           -------------------------------------------------------------------------

           Natural gas - AECO

             Fixed price  April 2009 to     9,478 mcf/d               Cdn $8.66/mcf
                           December 2009
             Fixed price  April 2009 to     9,478 mcf/d               Cdn $8.67/mcf
                           December 2009
             Fixed price  April 2009 to     9,478 mcf/d               Cdn $8.94/mcf
                           December 2009
             Fixed price  April 2009 to    14,217 mcf/d               Cdn $7.59/mcf
                           March 2010
             Fixed price  April 2009 to    14,217 mcf/d               Cdn $7.56/mcf
                           March 2010
             Fixed price  January 2010 to  14,217 mcf/d               Cdn $8.23/mcf
                           June 2010
             Fixed price  January 2010 to  18,956 mcf/d               Cdn $7.29/mcf
                           December 2010
             Fixed price  April 2010 to    18,956 mcf/d               Cdn $7.25/mcf
                           January 2011

           Crude oil - WTI

             Collar       April 2009 to     2,000 bbl/d   Bought put Cdn $62.00/bbl
                           December 2009                   Sold call Cdn $76.00/bbl
             Fixed price  April 2009 to    2,000 bbls/d              Cdn $62.80/bbl
                           March 2010
             Fixed price  April 2010 to    2,000 bbls/d              Cdn $69.50/bbl
                           January 2011

           Electricity - Alberta Pool Price

             Fixed price  April 2009 to          2.0 MW              Cdn $63.33/MWh
                           June 2009
             Fixed price  March 2009 to          2.0 MW              Cdn $75.43/MWh
                           December 2009

               As at March 31, 2009, the fair value of the derivatives outstanding resulted in an asset of approximately $77,065,000 (December 31,
               2008 - $42,620,000) and a liability of approximately $11,698,000
               (December 31, 2008 - $1,650,000). For the three months ended
               March 31, 2009, $24,397,000 was recognized in income as an unrealized derivative gain (March 31, 2008 - $61,186,000 unrealized derivative loss) and $23,346,000 was recognized in income as a realized derivative gain (March 31, 2008 - $2,407,000 realized derivative gain).

           11. Capital Management

               The Fund manages its capital with the following objectives:

               -  To ensure sufficient financial flexibility to achieve the ongoing business objectives including replacement of production, funding of future growth opportunities, and pursuit of accretive
                  acquisitions; and

               -  To maximize Unitholder return through enhancing the Trust Unit value.

               Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general.
               The capital structure of the Fund is composed of working capital
               (excluding derivative assets and liabilities), bank indebtedness, convertible debentures, capital lease obligations and Unitholders'
               equity. Advantage may manage its capital structure by issuing new
               Trust Units, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, adjusting or discontinuing the amount of monthly distributions, suspending or renewing its distribution reinvestment plan, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.
               Advantage's capital structure as at March 31, 2009 is as follows:

                                                                     March 31, 2009
               ---------------------------------------------------------------------
               Bank indebtedness (long-term)                            $   615,438
               Working capital deficit(1)                                   128,455
               ---------------------------------------------------------------------
               Net debt                                                     743,893
               Trust Units outstanding market value                         445,773
               Convertible debentures maturity value (long-term)            132,221
               Capital lease obligations (long-term)                          3,612
               ---------------------------------------------------------------------
               Total capitalization                                     $ 1,325,499
               ---------------------------------------------------------------------
               (1) Working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, and the current portion of capital lease obligations and
                   convertible debentures.

               The Fund's bank indebtedness is governed by a $710 million credit facility agreement (note 6) that contains standard commercial covenants for facilities of this nature. The only financial covenant is a requirement for AOG to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four quarter basis.
               The Fund is in compliance with all credit facility covenants. As well, the borrowing base for the Fund's credit facilities is determined through utilizing Advantage's regular reserve estimates.
               The banking syndicate thoroughly evaluates the reserve estimates based upon their own commodity price expectations to determine the amount of the borrowing base. Revision or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base of the Fund. On March 18, 2009, we announced our intention to dispose of certain assets with the net proceeds from these sales and other oil and natural gas property sales initially utilized to reduce outstanding bank debt and improve
               Advantage's financial flexibility. The amount of the borrowing base will be impacted by the magnitude of the dispositions and the resulting effect on reserves. Advantage's issuance of convertible debentures is limited by its Trust Indenture which currently restricts the issuance of additional convertible debentures to 25% of market capitalization subsequent to issuance. Advantage's Trust
               Indenture also provides for the issuance of an unlimited number of
               Trust Units. However, through tax legislation, an income trust is restricted to doubling its market capitalization as it stands on
               October 31, 2006 by growing a maximum of 40% in 2007 and 20% for the years 2008 to 2010. In addition, an income trust may replace debt that was outstanding as of October 31, 2006 with new equity or issue new, non-convertible debt without affecting the normal growth percentage. As a result of the "normal growth" guidelines, the Fund is permitted to issue approximately $2.3 billion of new equity from
               April 1, 2009 to January 1, 2011, which we believe is adequate for any growth we expect to incur. If an income trust exceeds the established limits on the issuance of new trust units and convertible debt that constitute normal growth, the income trust will be immediately subject to the Specified Investment Flow-Through Entity tax legislation whereby the taxable portion of any distributions paid will be subject to tax at the trust level.

               Management of the Fund's capital structure is facilitated through its financial and operational forecasting processes. The forecast of the
               Fund's future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the
               Fund views as critical in the current environment. Selected forecast information is frequently provided to the Board of Directors.

               The Fund's capital management objectives, policies and processes have remained unchanged during the three month period ended March 31,
               2009.

           12. Commitments

               Advantage has several lease commitments relating to office buildings.
               The estimated remaining annual minimum operating lease rental payments for buildings are as follows:

               2009                                                     $     2,896
               2010                                                           3,878
               2011                                                           1,471
               2012                                                           1,072
               ---------------------------------------------------------------------
                                                                        $     9,317
               ---------------------------------------------------------------------
           >>

           Advisory

           The information in this release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

           %CIK: 0001259995

           /For further information: Investor Relations, Toll free: 1-866-393-0393,
Advantage Energy Income Fund, 700, 400 - 3rd Avenue SW, Calgary, Alberta, T2P
4H2, Phone: (403) 718-8000, Fax: (403) 718-8300, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
           (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 18:50e 14-MAY-09